FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                                                Form 20-F ………☒………. Form 40-F ………☐……….

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ……☐………. No ………☒……….

         [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-………………]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

In response to an article in today’s edition of Greek newspaper KATHIMERINI, entitled “Persisting scenarios on National Bank—Alpha Bank”, National Bank of Greece announces for the information of the investment community that it is not involved in merger negotiations with Alpha Bank.

                                                                                                           Athens, 16 November 2007

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 16th November, 2007
Chairman - Chief Executive Officer